PROSPECTUS Dated January 25, 2006 PROSPECTUS SUPPLEMENT For SPARQS Dated January 25, 2006	Preliminary Pricing Supplement No. 64 Registration Statement No. 333-131266 Dated May 24, 2006 Rule 433

GLOBAL MEDIUM-TERM NOTES, SERIES F Senior Fixed Rate Notes

8.5% SPARQS due July 20, 2007 Mandatorily Exchangeable for Shares of Common Stock of XTO ENERGY INC. Stock Participation Accreting Redemption Quarterly-pay SecuritiesSM (“SPARQS®”)

The SPARQS offered are senior unsecured obligations of Morgan Stanley, will pay 8.5% interest per year and will have the terms described in the prospectus supplement for SPARQS and the prospectus, as supplemented or modified by this preliminary pricing supplement. At maturity the SPARQS will pay a number of shares of XTO Energy Inc. common stock, subject to our right to call the SPARQS for cash at any time beginning January 20, 2007. The SPARQS do not guarantee any return of principal at maturity.

Indicative Terms:
Underlying company:	XTO Energy Inc., which we refer to as XTO Energy
Underlying stock:	The common stock of XTO Energy Inc.
Aggregate principal amount:	$
Pricing date:	June , 2006, which will be the day we price the SPARQS for initial sale to the public
Original issue date (Settlement date):	June , 2006, which we expect will be the fifth business day following the pricing date
Maturity date:	July 20, 2007
Issue price (principal amount):	$ per SPARQS, equal to the closing price of one share of the underlying stock on the pricing date times the exchange ratio
Interest rate:	8.5% per annum
Interest payment dates:	October 20, 2006, January 20, 2007, April 20, 2007 and the maturity date
Denominations:	$ (and integral multiples thereof)
Exchange at maturity:	Unless the SPARQS have been called or accelerated, you will receive shares of the underlying stock at the exchange ratio in exchange for each SPARQS
Exchange ratio:	1.0, subject to adjustment on the pricing date and for certain corporate events
Call right:	The SPARQS are callable by us at any time on or after the first call date
First call date:	January 20, 2007
Final call notice date:	July 10, 2007
Expected yield to call:	16%–20% per annum on the issue price (actual yield to call to be determined on the pricing date). See “Hypothetical Call Price Calculations” beginning on PS-8.
Listing:	We will apply to list the SPARQS on the AMEX under the proposed symbol “XTE,” but it is not possible to predict whether the SPARQS will meet the AMEX listing requirements and we do not expect to announce whether the SPARQS will meet such requirements prior to the pricing of the SPARQS.
CUSIP:	61747S124

The SPARQS involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on PS-5.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE $ PER SPARQS

	Price to Public(1)	Agent’s Commissions(2)	Proceeds to Company(1)

Per SPARQS	$	$	$
Total	$	$	$
(1)	Plus accrued interest, if any, from the original issue date.
(2)	For additional information, see “Plan of Distribution” in the prospectus supplement for SPARQS.

MORGAN STANLEY

Where You Can Find More Information

     Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for SPARQS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for SPARQS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for SPARQS if you so request by calling toll-free 800-584-6837.

     You may access these documents on the SEC web site at www.sec.gov as follows:

  Prospectus Supplement for SPARQS dated January 25, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306000149/sparqsproductsupp.txt
  Prospectus dated January 25, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

     Terms used in this pricing supplement are defined in the prospectus supplement for SPARQS or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

     We are using this pricing supplement to solicit from you an offer to purchase our 8.5% Stock Participation Accreting Redemption Quarterly-Pay SecuritiesSM due July 20, 2007, Mandatorily Exchangeable for Shares of Common Stock of XTO Energy Inc., which we refer to as the SPARQS®, with the terms described in this pricing supplement and a yield to call within the range specified. You may revoke your offer to purchase the SPARQS at any time prior to the time at which we accept such offer by notifying the relevant agent. We reserve the right to change the terms of, or reject any offer to purchase the SPARQS prior to their issuance. In the event of any material changes to the terms of the SPARQS, we will notify you.

     “Stock Participation Accreting Redemption Quarterly-pay Securities” is our service mark and “SPARQS” is our registered service mark.

Your Return on the SPARQS

     No guaranteed return of principal. Unlike ordinary debt securities, the SPARQS do not guarantee any return of principal at maturity. Instead, the SPARQS pay an amount of the underlying stock, subject to our prior call of the SPARQS for the applicable call price in cash.

     Interest on the principal amount. We will pay interest on the SPARQS at the rate of 8.5% of the principal amount per year on October 20, 2006, January 20, 2007, April 20, 2007 and the maturity date. The 8.5% interest rate is higher than the current dividend rate on the underlying stock. If we call the SPARQS, we will pay accrued but unpaid interest on the SPARQS to but excluding the applicable call date.

     Payment at maturity. If we have not called the SPARQS and the maturity of the SPARQS has not been accelerated, we will deliver to you at the maturity date a number of shares of the underlying stock equal to the exchange ratio per SPARQS you hold.

     Exchange ratio. The issue price of each SPARQS and the exchange ratio will be determined on the pricing date. If we determine to price the SPARQS at a fraction of the closing price of the underlying stock, the exchange ratio will be adjusted so that it represents that fraction. The exchange ratio is subject to adjustment over the term of the SPARQS for certain corporate events relating to the underlying stock.

     Payment if we exercise our call right. Your return on the SPARQS may be limited by our call right. At any time beginning on the first call date, including on the maturity date, we have the right to call the SPARQS for the cash call price, which will be calculated based on the call date. The call price will be an amount of cash per SPARQS that, together with all of the interest paid on the SPARQS to and including the call date, gives you a return equal to the yield to call on the issue price of each SPARQS from and including the date of issuance to but excluding the call date. The yield to call will be determined on the pricing date. For more information on the calculation of the yield to call, see the section called “Hypothetical Call Price Calculations” on PS-8 and the more detailed explanation in the prospectus supplement for SPARQS.

     Postponement of maturity date. If we decide to call the SPARQS, we will give you 10 to 30 calendar days notice. If the final call notice date is not a trading day or a market disruption event occurs on that day and we elect to call the SPARQS, both the final call notice date and the scheduled maturity date of the SPARQS will be postponed so that the maturity date will be the tenth calendar day after we send notice of our election.

XTO Energy – Public Information

      XTO Energy is engaged in the acquisition, development, exploitation and exploration of producing oil and gas properties, and in the production, processing, marketing and transportation of oil and natural gas. The underlying stock is registered under the Exchange Act. Information provided to or filed with the Commission by the underlying company pursuant to the Exchange Act can be located by reference to Commission file number 001-10662 through the Commission’s website at http://www.sec.gov. In addition, information regarding the underlying company may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. See the section called “Underlying Company and Stock—Public Information” in the prospectus supplement for SPARQS.

      This pricing supplement relates only to the SPARQS offered hereby and does not relate to the underlying stock or other securities of the underlying company. We have derived all disclosures contained in this prospectus supplement regarding the underlying company from the publicly available documents described in the preceding paragraph. In connection with the offering of the SPARQS, neither we nor the Agent has participated in the preparation of such documents or made any due diligence inquiry with respect to the underlying company. Neither we nor the Agent makes any representation that such publicly available documents or any other publicly available information regarding the underlying company is accurate or complete.

     Neither we nor any of our affiliates makes any representation to you as to the performance of the underlying stock.

     Historical Information. The following table sets forth the published high and low closing prices of the underlying stock for 2003, 2004, 2005 and 2006 through May 23, 2006. The closing price of the underlying stock on May 23, 2006 was $39.59. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. You should not take the historical prices of the underlying stock as an indication of future performance.

	High	Low	Dividends

(CUSIP 98385X106)
2003
First Quarter	11.26	10.02	0.0045
Second Quarter	12.82	10.57	0.0060
Third Quarter	12.27	10.76	0.0060
Fourth Quarter	16.82	12.20	0.0060
2004
First Quarter	18.39	15.01	0.0060
Second Quarter	21.99	17.85	0.0075
Third Quarter	23.66	18.60	0.0075
Fourth Quarter	26.21	22.61	0.0375
2005
First Quarter	32.93	23.02	0.0375
Second Quarter	33.97	26.25	0.0500
Third Quarter	44.10	33.72	0.0500
Fourth Quarter	45.16	37.23	0.0500
2006
First Quarter	47.54	38.50	0.0750
Second Quarter
(through May 23, 2006)	46.14	39.25	0.0750

     Historical prices with respect to the underlying stock have been adjusted for a four-for-three stock split that was payable on March 18, 2003, a five-for-four stock split that was payable on March 17, 2004 and a four-for-three stock split that was payable on March 15, 2005. We make no representation as to the amount of dividends, if any, that the underlying company will pay in the future. In any event, as an investor in the SPARQS, you will not be entitled to receive dividends, if any, that may be payable on the underlying stock.

     Use of Proceeds and Hedging. The net proceeds we receive from the sale of the SPARQS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the SPARQS through one or more of our subsidiaries.

     On or prior to the day we price the SPARQS for initial sale to the public, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the SPARQS by taking positions in the underlying stock, in options contracts on the underlying stock listed on major securities markets, or positions in any other available securities or instruments that we may wish to use in connection with such hedging. Such purchase activity could increase the price of the underlying stock, and, accordingly, potentially increase the issue price of the SPARQS, and therefore, the price at which the underlying stock must close before you would receive at maturity an amount of common stock worth as much as or more than the principal amount of the SPARQS. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for SPARQS.

Risk Factors

     The SPARQS involve risks not associated with conventional debt securities, some of which are briefly summarized below:

     The SPARQS do not guarantee return of principal at maturity. If the closing price of the underlying stock at maturity (including upon an acceleration of the SPARQS) is less than the closing price on the pricing date, and we have not called the SPARQS, we will pay you underlying stock or, under some circumstances, cash, with a value that is less than the principal amount of the SPARQS and could be zero.

     Your appreciation potential is limited by our call right. If we exercise our call right, you will not receive underlying stock or an amount based upon the closing price of the underlying stock. Instead, you will receive a call price, which will depend upon the call date, and will be an amount of cash per SPARQS that represents the yield to call. You should not expect to obtain a total yield (including interest payments) of more than the yield to call per annum on the issue price of the SPARQS to the call date. For more information on the calculation of the yield to call, see the section called “Hypothetical Call Price Calculations” on PS-8 and the more detailed explanation in the prospectus supplement for SPARQS.

     Secondary trading may be limited. There may be little or no secondary market for the SPARQS. You should be willing to hold your SPARQS to maturity.

     Market price of the SPARQS will be influenced by many unpredictable factors. Although we expect that generally the trading price of the underlying stock on any day will affect the value of the SPARQS more than any other single factor, other factors that may influence the value of the SPARQS include: the volatility of the underlying stock, geopolitical conditions and economic, financial, political, regulatory or judicial events, interest and yield rates in the market, the time remaining until we can call the SPARQS and until the SPARQS mature, the dividend rate on the underlying stock, our creditworthiness and the occurrence of certain events affecting the underlying company that may or may not require an adjustment to the exchange ratio.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase SPARQS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the SPARQS, as well as the projected profit included in the cost of hedging our obligations under the SPARQS.

     If the SPARQS are accelerated, you may receive an amount worth substantially less than the principal amount of the SPARQS. The amount payable to you if the maturity of the SPARQS is accelerated will differ depending on whether it is due to a price event acceleration due to a decline in the price of the underlying stock for two consecutive trading days to the acceleration trigger price, equivalent to $2.00 per share, or an event of default acceleration, and may be substantially less than the principal amount of the SPARQS.

     Morgan Stanley is not affiliated with the underlying company. The underlying company is not an affiliate of ours and is not involved with this offering in any way.

     Morgan Stanley may engage in business with or involving the underlying company without regard to your interests. We or our affiliates may presently or from time to time engage in business with the underlying company without regard to your interests, and thus may acquire non-public information about the underlying company. Neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, we or our affiliates from time to time have published and in the future may publish research reports with respect to the underlying company, which may or may not recommend that investors buy or hold the underlying stock.

     You have no shareholder rights. Investing in the SPARQS is not equivalent to investing in the underlying stock. As an investor in the SPARQS, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlying stock.

     The SPARQS may become exchangeable into the common stock of companies other than the underlying company. Following certain corporate events relating to the underlying stock, you will receive at maturity either the common stock of three companies in the same industry group as the underlying company in lieu of, or in addition to, the underlying stock or the common stock of a successor corporation to the underlying company. The occurrence of such corporate events and the consequent adjustments may materially and adversely affect the market price of the SPARQS.

     The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect the underlying stock. For example, the calculation agent is not required to make any adjustments if the underlying company or anyone else makes a partial tender or partial exchange offer for the underlying stock. If an event occurs that does not require the calculation agent to adjust the amount of the underlying stock payable at maturity, the market price of the SPARQS may be materially and adversely affected.

     The economic interests of MS & Co., as the calculation agent, and of MS & Co. and other affiliates of ours that will carry out hedging activities related to the SPARQS or that trade the underlying stock on a regular basis are potentially adverse to your interests as an investor in the SPARQS. The hedging or trading activities of our affiliates on or prior to the pricing date and on the valuation dates could adversely affect the price of the underlying stock on the pricing date and at maturity and, as a result, could decrease the value of the payment you receive on the SPARQS at maturity. Any of these hedging or trading activities on or prior to the day we price the SPARQS for initial sale to the public could potentially affect the price of the underlying stock and, accordingly, potentially increase the issue price of the SPARQS and, therefore, the price at which the underlying stock must close before you would receive at maturity an amount of underlying stock worth as much as or more than the principal amount of the SPARQS. Additionally, such hedging or trading activities during the term of the SPARQS could potentially affect the price of the underlying stock at maturity and, accordingly, if we have not called the SPARQS, the value of underlying stock or in certain circumstances cash, you will receive at maturity, including upon an acceleration event.

     The U.S. federal income tax consequences of an investment in the SPARQS are uncertain. See the section called “United States Federal Income Taxation” below.

     For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-8 of the prospectus supplement for SPARQS. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the SPARQS.

ERISA

      See “ERISA” in the prospectus supplement for SPARQS.

United States Federal Income Taxation

     The U.S. federal income tax consequences of an investment in the SPARQS are uncertain. There is no direct legal authority as to the proper tax treatment of the SPARQS, and consequently our counsel is unable to render an opinion as to their proper characterization for U.S. federal income tax purposes. Pursuant to the terms of the SPARQS and subject to the discussion in the accompanying prospectus supplement under “United States Federal Taxation,” you have agreed with us to treat a SPARQS as a unit consisting of (i) a terminable forward contract and (ii) a deposit with us of a fixed amount of cash to secure your obligation under the terminable forward contract. We have determined that the Yield on the Deposit is % per annum compounded quarterly, and that the remainder of the stated interest payments on the SPARQS is attributable to the Contract Fees, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Treatment of the SPARQS.”

     Please read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the SPARQS. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the SPARQS, the timing and character of income on the SPARQS might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the SPARQS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement and the prospectus supplement for SPARQS.

     Notwithstanding the foregoing, any stated interest payments on the SPARQS made to non-U.S. holders will generally be withheld upon at a rate of 30%. See the section called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement. Non-U.S. holders should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. holders for whom income or gain in respect of the SPARQS is effectively connected with a trade or business in the United States or non-U.S. holders that hold, or will hold, actually or constructively, more than 5% of the SPARQS or more than 5% of any underlying stock. Non-U.S. holders should consult their own tax advisors regarding the potential tax consequences of an investment in the SPARQS.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the SPARQS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Hypothetical Call Price Calculations

The following tables set forth sample calculations of the call price for hypothetical call dates of January 20, 2007 and July 20, 2007 (the scheduled maturity date) based on the following hypothetical terms:

  Original issue date: June 30, 2006
  Interest payment dates: October 20, 2006, January 20, 2007, April 20, 2007 and the maturity date
  Yield to call: 18% per annum (computed on the basis of a 360-day year of twelve 30-day months)
  Issue price: $40.00 per SPARQS
  Interest rate: 8.5% per annum

     The call price with respect to any call date is an amount of cash per SPARQS such that the sum of the present values of all cash flows on each SPARQS to and including the call date (i.e., the call price and all of the interest payments on each SPARQS), discounted to the original issue date at the applicable discount factor, equals the issue price. The discount factor is based on the hypothetical yield to call rate of 18% per annum and the number of years (or fraction of a year) from the original issue date to and including the applicable payment date and is represented by the following formula:

1
Discount factor	=		, where x is the number of years from the original issue date to and including the applicable payment date.
1.18[x]

The call price in each of the hypothetical examples shown below is determined as follows:

•	The known cash flows on the SPARQS (i.e., the interest payments) are discounted to their present value on the original issue date at the applicable discount factor. The sum of these present values equals the present value on the original issue date of all of the interest payments payable on the SPARQS to and including the applicable call date.

	°	For example, the present value of all of the interest payments for the hypothetical call date of January 20, 2007 is $1.7630 ($0.9877 + $0.7753).

•	Since the present value of all payments on the SPARQS to and including the call date (i.e., the call price and all of the interest payment on each SPARQS) must equal the issue price, we can determine the present value of the applicable call price by subtracting the sum of the present values of the interest payments from the issue price.

	°	For example, for the hypothetical call date of January 20, 2007, the present value of the call price is $38.2370 ($40.00 - $1.7630).

•	The call price is then derived by determining the amount that, when discounted to the original issue date from the applicable call date at the applicable discount factor, equals the present value of the call price.

	°	For the hypothetical call date of January 20, 2007, the call price is therefore $41.9196, which is the amount that if paid on January 20, 2007 has a present value on the original issue date of $38.2370, based on the applicable discount factor.

•      •       •

The call prices calculated in the following tables are based upon the hypothetical terms set forth above and the two sample call dates. The actual amount you will receive if we call the SPARQS will depend upon the actual terms of the SPARQS and the actual call date.

Call Date of January 20, 2007

Payment Date	Issue Price Paid	Interest Payments Received	Accrued but Unpaid Interest Received on Call Date	Call Price Received[1]	Total Cash Received on Payment Date	Days from Original Issue Date[2]	Years from Original Issue Date (Days2/360)	Discount Factor at Yield to Call[3]	Present Value at Original Issue Date of Cash Received on Payment Date at Yield to Call

June 30, 2006	($40.00)	--	--	--	--	0	.00000	100.000%	--
October 20, 2006	--	$1.0389	--	--	$1.0389	110	.30556	95.068%	$0.9877
Call date (January 20, 2007)	--	--	$0.8500	--	$0.8500	200	.55556	91.215%	$0.7753
Call date (January 20, 2007)	--	--	--	$41.9196	$41.9196	200	.55556	91.215%	$38.2370
Total amount received on the call date: $42.7696								Total:	$40.0000
Total amount received over the term of the SPARQS: $43.8085

1	The call price of $41.9196 is the dollar amount that has a present value of $38.2370, which has been discounted to the original issue date from the call date at the yield to call rate of 18% so that the sum of the present values of all of the interest payments on the SPARQS and the present value of the call price is equal to the issue price of $40.00.

2	Based upon a 360-day year of twelve 30-day months.

3	Discount factor	=	1	, where x is years from original issue date to and including the applicable payment date.

			1.18[x]

Call Date of July 20, 2007 (Maturity Date)

Payment Date	Issue Price Paid	Interest Payments Received	Accrued but Unpaid Interest Received on Call Date	Call Price Received[1]	Total Cash Received on Payment Date	Days from Original Issue Date[2]	Years from Original Issue Date (Days2/360)	Discount Factor at Yield to Call[3]	Present Value at Original Issue Date of Cash Received on Payment Date at Yield to Call

June 30, 2006	($40.00)	--	--	--	--	0	.00000	100.000%	--
October 20, 2006	--	$1.0389	--	--	$1.0389	110	.30556	95.068%	$0.9877
January 20, 2007	--	$0.8500	--	--	$0.8500	200	.55556	91.215%	$0.7753
April 20, 2007	--	$0.8500	--	--	$0.8500	290	.80556	87.518%	$0.7439
Call date (July 20, 2007)	--	--	$0.8500	--	$0.8500	380	1.05556	83.970%	$0.7137
Call date (July 20, 2007)	--	--	--	43.8006	$43.8006	380	1.05556	83.970%	$36.7794
Total amount received on the call date: $44.6506								Total:	$40.0000
Total amount received over the term of the SPARQS: $47.3895

1	The call price of $43.8006 is the dollar amount that has a present value of $36.7794 has been discounted to the original issue date from the call date at the yield to call rate of 18% so that the sum of the present values of all of the interest payments on the SPARQS and the present value of the call price is equal to the issue price of $40.00.

2	Based upon a 360-day year of twelve 30-day months.

3	Discount factor		1	, where x is years from original issue date to and including the applicable payment date.
		=
			1.18[x]